

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 20, 2007

By US Mail and Facsimile

Ms. Maryna Bilynska
Everton Capital Corporation
1201-1166 Alberni Street
Vancouver, British Columbia
Canada V6E 3Z3

> **Re: Everton Capital Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 6, 2007**
> **File No. 333-138995**

Dear Ms. Bilynska:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 1. Please add disclosure in the Summary of Our Offering, Risk Factor, and Business sections of the prospectus that discusses that Ms. Bilynska has been affiliated with three two other mining companies in the past, Adera Mines Limited, and Peloton Resources Inc. (now

Triangle Petroleum Corporation), and Camden Mines Limited, but that all three companies were unsuccessful and changed their original business plans. Please also state the current business of these companies in Ms. Bilynska's biography.

2.   Please add disclosure to explain the reasons why you believe Rule 419 does not apply to Everton's offering in light of Ms. Bilynska's history. In your disclosure, it would appear appropriate to:

   • discuss Ms. Bilynska's role in the management and formation of Adera Mines, Peloton Resources and Camden Mines and discuss the similarities with her role in the management and formation of Everton.

   • describe the prior offerings of Adera Mines, Peloton Resources and Camden Mines and describe the similarities between those registrants and offerings and Everton and its proposed offering;

   • describe the proposed activities of Adera Mines, Peloton Resources and Camden Mines as disclosed in their prospectuses and describe their actual activities following their offerings; and

   • disclose the extent to which the conduct of Adera Mines, Peloton Resources and Camden Mines after their offerings is indicative of the future conduct of Everton after its offering.

   If you believe the Adera Mines, Peloton Resources and Camden Mines offerings and the conduct of those companies after their offerings are not material to an investment in Everton, please explain.

3.   Please describe and quantify the consideration received by Ms. Bilynska from her association with Adera Mines, Peloton Resources and Camden Mines, including cash or other consideration paid to her by Adera Mines, Peloton Resources and Camden Mines before the changes in control, and cash or other consideration paid to her from any source in connection with the change of control of those entities. Also, describe and quantify Ms. Bilynska's ownership of Adera Mines, Peloton Resources and Camden Mines securities and the effect of the control changes on her ownership of those securities. If you do not believe this information is material to an investment in Everton, please explain.

4.   If Adera Mines, Peloton Resources and Camden Mines did not execute the plans of operation as set forth in their prospectus disclosure, it would appear appropriate to disclose the steps Everton proposes to take to ensure its plan of operation is conducted consistent with the prospectus disclosure.

5.   Please update your interim financial statements for the quarter ended Feb. 28, 2007 and update the corresponding disclosures in your prospectus accordingly.

Risk Factors

Risks Associated with Everton Capital, page 8

6.   It appears that risk factor numbers 7 and 13 are repetitive. Please advise

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Conrad Lysiak (via facsimile)
        D. Levy